FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2002

CREAM MINERALS LTD.

(Translation of registrant’s name into English)

1400 – 570 Granville Street
Vancouver, British Columbia
Canada  V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

•

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•

 EXHIBITS

Exhibit 1	Quarterly Report and Consolidated Interim Financial Statements for the period ended September 30, 2002.
Exhibit 4	Press Release dated November 29, 2002
Exhibit 3	Confirmation of Mailing letter re: distribution of Exhibit 1 to shareholders


CREAM MINERALS LTD.
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Unaudited - prepared by management)


CREAM MINERALS LTD.
CONSOLIDATED BALANCE SHEETS
(Unaudited - prepared by management)

	September 30,	March 31,
	2002	2002

Assets

Current assets
Cash and cash equivalents	$15,190	$21,626
Accounts receivable	30,283	12,459
	45,473	34,085

Reclamation deposits	-	17,860
Investments	68,894	51,394
Mineral property interests (see schedule)	1,544,474	1,344,708
	$1,658,841	$1,448,047

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$378,749	$319,583

Shareholders' equity
Share capital (Note3)	13,841,750	13,606,707
Contributed surplus	10,260	-
Deficit	(12,571,918)	(12,478,243)
	1,280,092	1,128,464

	$1,658,841	$1,448,047

Approved by the Board

/s/Frank A. Lang	/s/Arthur G. Troup
Frank A. Lang	Arthur G. Troup
Director	Director


CREAM MINERALS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - prepared by management)

	Three Months Ended		Six Months Ended
	September 30,		September 30,
	2002	2001	2002	2001

Expenses (Income)
Foreign exchange	$-	$(81)	$(10,127)	$418
Legal, accounting and audit	13,060	14,010	13,652	15,442
Office and administration	1,534	4,077	5,029	25,828
Property investigations	87	1,785	11,052	1,813
Salaries and benefits	32,307	18,224	46,784	30,403
Shareholder communications	11,459	9,464	20,100	10,614
Taxes	-	7,830	-	7,830
Travel and conferences	72	845	3,704	845
Write-down of mineral property interests	3,204	-	3,804	-
Interest and other income	(40)	(259)	(323)	(482)
	61,683	55,895	93,675	92,711

Loss for the period	(61,683)	(55,895)	(93,675)	(92,711)
Deficit, beginning of period	(12,510,235)	(12,208,679)	(12,478,243)	(12,171,863)

Deficit, end of period	$(12,571,918)	$(12,264,574)	$(12,571,918)	$(12,264,574)

Loss per share	$(0.00)	$(0.00)	$(0.01)	$(0.01)

Weighted average number of
common shares outstanding	19,216,873	16,595,828	18,715,094	16,585,336

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CREAM MINERALS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - prepared by management)

	Three Months Ended		Six Months Ended
	September 30,		September 30,
	2002	2001	2002	2001

Cash provided by (used for)

Operations
Loss for the period	$(61,683)	$(55,895)	$(93,675)	$(92,711)
Items not involving cash
Stock option compensation	1,580	-	5,356	-
Write-down of mineral property interests	3,204	-	3,804	-
	(56,899)	(55,895)	(84,515)	(92,711)

Changes in non-cash working capital
Accounts receivable	675	7,943	(17,824)	1,382
Reclamation deposits	18,115	-	17,860	-
Accounts payable and accrued liabilities	(978)	97,660	59,166	151,861
	(39,087)	49,708	(25,313)	60,532

Investments
Mineral property interests:
Acquisition costs	(2,944)	(20,000)	(2,944)	(25,260)
Exploration and development costs	(164,560)	(37,358)	(195,722)	(64,508)
Investment in portfolio investments	-	-	(17,500)	-
	(167,504)	(57,358)	(216,166)	(89,768)

Financing
Common shares issued for cash	201,011	-	235,043	-

Decrease in cash and cash equivalents during	(5,580)	(7,650)	(6,436)	(29,236)
the period
Cash and cash equivalents, beginning of period	20,770	21,820	21,626	43,406

Cash and cash equivalents, end of period	$15,190	$14,170	$15,190	$14,170

Supplemental information
Issuance of shares for debt settlement	$-	$-	$-	$-
Shares issued for mineral property interests	$-	$-	$-	$3,300

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CREAM MINERALS LTD.
CONSOLIDATED SCHEDULES OF MINERAL PROPERTY INTERESTS
(Unaudited - prepared by management)
	September 30,	March 31,
	2002	2002
Kaslo Silver Property, British Columbia
Acquisition costs
Balance, beginning of period	$169,312	$168,482
Incurred during the period	260	830
Balance, end of period	169,572	169,312
Exploration and development costs
Assays and analysis	212	600
Geological	411	2,138
Site activities	6,769	1,845
Incurred during the period	7,392	4,583
Balance, beginning of period	926,125	921,542
Balance, end of period	933,517	926,125
	1,103,089	1,095,437
Raven Mineral Claims, British Columbia
Acquisition costs
Balance, beginning of period	1	43,450
Incurred during the period	2,684	28,300
Balance, end of period	2,685	71,750
Exploration and development costs
Assays and analysis	-	1,120
Geological	1,120	12,170
Site activities	-	1,865
Travel and accommodation	-	7,239
Incurred during the period	1,120	22,394
Balance, beginning of period	-	67,323
Balance, end of period	1,120	89,717
Write down of mineral property	(3,804)	(161,466)
	1	1
Nuevo Milenio, Mexico
Exploration and development costs
Assays and analysis	4,660	2,417
Drilling	95,852	-
Geological	82,011	82,816
Site activities	7,929	35,414
Travel and accommodation	1,662	36,900
Incurred during the period	192,114	157,547
Balance, beginning of period	249,270	91,723
Balance, end of period	441,384	249,270
	441,384	249,270
Total mineral property interests	$1,544,474	$1,344,708

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CREAM MINERALS LTD.

Notes to Consolidated Financial Statements

Three months ended June 30, 2001 and 2000

(Unaudited - prepared by management)

1.

Going concern and nature of operations

The accompanying financial statements for the interim periods ended September 30, 2002 and 2001, are prepared on the basis of accompanying principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented.  The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year.  These financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters, which would be included in full year financial statements, and therefore should be read in conjunction with the Company's audited financial statements for the year ended March 31, 2002.

Cream Minerals Ltd. (the "Company") is incorporated in the Province of British Columbia under the Company Act (British Columbia), and its principal business activity is the exploration and development of mineral properties.

These financial statements are prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business.  Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these financial statements.  The Company has a working capital deficiency as at September 30, 2002, of $333,276.

Without additional external funding to meet existing obligations and to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company's ability to operate as a going concern.  Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future.  The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title.  Property title may be subject to unregistered prior agreements and non-compliance regulatory requirements.

2.

Change in accounting principles

(a)

Stock option compensation

Effective January 1, 2002, the Company adopted the new Recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments.  The Company has elected to follow the intrinsic value method of accounting for stock options. As a result, the Company is required to disclose the pro-forma effect of accounting for stock options granted to employees and directors subsequent to January 1, 2002, using the fair value based method.

During the period ended September 30, 2002, the Company granted incentive stock options to employees, consultants and directors to purchase up to 1,151,000 common shares at a price of $0.15 per share which was the prevailing market price of the Company's shares on the date of the grant.  Accordingly, the fair value of these options has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions; risk-free interest rate of 5.25%; volatility factor of the expected market price of the Company's common shares of 118%: and an expected life of the options of five years.  For purposes of pro forma disclosure, the estimated fair value of the vested portion of the options is expensed in the current period as the options vest 25% at the date of grant.

The following is the Company's pro forma earnings with the fair value method applied to all options issued during the period:

Six months ended September 30, 2002

Loss for the period	(93,675)

Compensation expense related to fair value of stock options	(32,027)

Pro forma loss for the period	(125,702)
Pro forma loss per share:
Basic	$(0.01)
Diluted	$(0.01)

3.

Share capital

Authorized:

500,000,000 (2001:50,000,000) common shares without par value

Issued and fully paid:

	Number of Shares	Amount
Balance, March 31, 2002	18,095,828	$13,606,707
Shares issued for cash
Warrants exercised	492,025	59,043
Stock options exercised	10,000	1,000
Private placement	1,166,666	175,000
Balance, September 30, 2002	19,764,519	$13,841,750

4.

Related party transactions and balances

	2002	2001
Services rendered:
LMC Management Services Ltd.	$ 73,738	$ --
Lang Mining Corporation	--	60,587
Director	3,198	5,029

Balances receivable from (payable to)
LMC Management Services Ltd.	(26,538)	--
Lang Mining Corporation	(202,091)	(184,132)
Directors	(8,896)	--
Legal fees	(3,407)	--
	$ (240,932)	$ (184,132)

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British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end.  "Exchange Issuer" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada.  Three schedules must be attached to this report as follows:

SCHEDULE A:  FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:

Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following:  balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

*

  a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;

  a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and

  income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:

Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 Changes in the Ending Date of a Financial Year and in Reporting Status for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 Enterprises in the Development Stage that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B:  SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1.

Analysis of expenses and deferred costs

Provide a breakdown of amounts presented in the financial statements for the following:  deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements.  All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

Breakdowns are required for the year-to-date period only.

Breakdowns are not required for comparative periods.

Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property.  Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B.  Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced.  Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2.

Related party transactions

Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3.

Summary of securities issued and options granted during the period

Provide the following information for the year-to-date period:

(a)

summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and

(b)

summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4.

Summary of securities as at the end of the reporting period

Provide the following information as at the end of the reporting period:

(a)

description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,

(b)

number and recorded value for shares issued and outstanding,

(c)

description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and

(d)

number of shares in each class of shares subject to escrow or pooling agreements.

5.

List the names of the directors and officers as at the date this report is signed and filed.

SCHEDULE C:  MANAGEMENT DISCUSSION AND ANALYSIS

1.

General Instructions

(a)

Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.

(b)

Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.

(c)

For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).

(d)

The discussion must be factual, balanced and non-promotional.

(e)

Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2.

Description of Business

Provide a brief description of the issuer's business.  Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3.

Discussion of Operations and Financial Condition

Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements.  Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition.  This is not intended to be an exhaustive list of the relevant items.

(a)

expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;

(b)

acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;

(c)

acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;

(d)

material write-off or write-down of assets;

(e)

transactions with related parties, disclosed in Schedule B or the notes to the financial statements;

(f)

material contracts or commitments;

(g)

material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);

(h)

material terms of any existing third party investor relations arrangements or contracts including:

i.

the name of the person;

ii.

the amount paid during the reporting period; and

iii.

the services provided during the reporting period;

(i)

legal proceedings;

(j)

contingent liabilities;

(k)

default under debt or other contractual obligations;

(l)

a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;

(m)

regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;

(n)

management changes; or

(o)

special resolutions passed by shareholders.

4.

Subsequent Events

Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5.

Financings, Principal Purposes and Milestones

(a)

In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.

(b)

Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6.

Liquidity and Solvency

Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 - System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements.  Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements.  Schedule B (Supplementary Information) and Schedule C (management Discussion) are filed under Document Type: BC Form 51-901 (previously Document Type Form 61(BC)).

Meeting the Form Requirements

BC Form 510-901 consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate.  To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F.  A cover page to the schedules titled BC Form 51-901 that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements.  The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS				DATE OF REPORT
NAME OF ISSUER Cream Minerals Ltd.			FOR QUARTER ENDED September 30, 2002	YY MM DD 2002 NOV.29
ISSUER ADDRESS Suite 1400 - 570 Granville Street
CITY Vancouver	PROVINCE BC	POSTAL CODE V6C 3P1	ISSUER FAX NO. 604-687-4212	ISSUER TELEPHONE NO. 604-687-4622
CONTACT NAME Shannon Ross		CONTACT POSITION Secretary		CONTACT TELEPHONE NO. 604-687-4622
CONTACT EMAIL ADDRESS investor@langmining.com		WEB SITE ADDRESS www.creamminerals.com

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors.  A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE "Arthur G. Troup"	PRINT FULL NAME Arthur G. Troup			DATE SIGNED YY MM DD 2002 NOV.29
DIRECTOR'S SIGNATURE "Frank A. Lang"	PRINT FULL NAME Frank A. Lang			DATE SIGNED YYMMDD 2002NOV.29


SCHEDULE A:  FINANCIAL INFORMATION

See attached unaudited consolidated financial statements.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1.

Analysis of expenses and deferred costs.

See unaudited interim consolidated financial statements attached in Schedule A to the Form 51-901F.

2.

Related party transactions

See note 4 to the unaudited interim consolidated financial statements attached in Schedule A to the Form 51-901F.

3.

Summary of securities issued and options granted during the period

(a)

Securities issued during the three months ended September 30, 2002:

Date of Issue	Type of Security	Type of Issue	Number	Price ($)	Total Proceeds($)	Type of Consideration	Commission Paid
July 2, 2002	Common	Warrants	216,759	0.12	26,011	Cash	Nil
August 13, 2002	Common	Private Placement	1,166,666	0.15	175,000	Cash	Nil

(b)

Options granted during the three months ended September 30, 2002

Nil


4.

Summary of securities as at the end of the reporting period

(a)

Authorized Capital

500,000,000 common shares without par value.  Increase from 50,000,000 approved at Annual General meeting held in September 2002.

Issued and Outstanding Capital

19,764,519 common shares

(b)(i)

Stock Options Outstanding

Number of Shares	Exercise Price($)*	Expiry Date
70,000	0.30	November 20, 2002
61,400	0.30	March 6, 2003
74,000	0.30	January 15, 2004
50,000	0.30	June 11, 2004
712,600	0.10	September 29, 2005
1,051,000	0.15	April 26, 2007
100,000	0.15	May 17, 2007

(ii)

Warrants Outstanding

Number of Shares	Exercise Price ($) Yr 1 / Yr.2	Expiry Date
1,007,975	0.12/0.15	January 31, 2003/04
1,166,666	0.20/0.25	August 13, 2003/04

(iii)

Shares in Escrow

There are no shares in escrow.

5.

List of directors and officers as at the date this report is signed and filed.

Frank A. Lang (director and officer)

Ronald Lang (director)

Sargent H. Berner (director)

Ferdinand Holcapek (director)

William J. Witte (director and officer)

Arthur G. Troup (director and officer)

Shannon Ross (officer)


NUEVO MILENIO SILVER-GOLD PROPERTY, MEXICO

The Nuevo Milenio property, located south of Tepic in the municipality of Xalisco, State of Nayarit, Mexico, covers a small caldera approximately five kilometres in diameter.  The caldera's rim is partially defined by rhyolitic intrusions and domes.  Three target types have been identified on the property, i) narrow bonanza-grade veins which were the target of early Spanish explorers; ii) broad vein and stockwork zones discovered in trenching; and iii) disseminated deposits hosted in silicified and argillized tuffs.  Work completed to date has been well documented and defines the geology and geochemistry of a few areas within the property.  Additional geologic and geochemical investigation of the La Curva caldera was recommended.  An independent geological consultant has also recommended hand trenching and select sampling of the disseminated target areas to gather data on precious metal concentrations and multi-element ICP values.  Rock chip sampling of disseminated targets at various areas in the property has been suggested along with further reconnaissance review and sampling of other hills in the epithermal disseminated area.

The principal structures are defined by numerous colonial workings.  The project is in the early stages of exploration and there are no known records of past diamond drill work.

In July 2002 Cream commenced a five-hole diamond-drilling program totalling 726 meters to test the depth dimensions of three mineral zones on the property.  The program consisted of five, minus 45degree holes.

All of the mineralized zones have former workings that have been subjected to surface leaching and now show only limonitic stained silicified and argillized rocks on surface.  In the workings, fresh exposures show vuggy silica, coarse and fine quartz veinlets, stockwork filling and brecciation filled with chalcedonic quartz with locally fine scattered pyrite.  Pyrite to date has not been commonly observed in outcrop.  The mineralized zones show evidence of multiple hydrothermal mineralizing events.  The Chacuaco and Once Bocas zones have provided encouraging surface results and cover relatively large lengths measured in terms of several hundreds of meters in both potential width and length.

KASLO SILVER PROPERTY, BRITISH COLUMBIA

The 4000-hectare Kaslo Silver property is located 12 kilometres west of the town of Kaslo in southeastern British Columbia.  The property encompasses the historic Keen Creek Silver belt and includes ten former high-grade silver mines that operated on the property from 1895 to 1953.  Historical records show that silver grades ranged from 100 to 5000 grams per tonne.

Work in 1998 found that silver mineralization is controlled by two major shear zones that have been traced across the property for a distance of at least 7 kilometres.  To date, over 14 kilometres of sub-parallel shear structures have been identified by geophysics along the two zones, which are believed to extend the entire 11-kilometre length of the property.

Three of the more promising areas yielded excellent silver assays.  Some of these are (1) Bismark, Hole 98GC-8 - 313.72 g/t silver over 9.3 metres from 15.8 to 25.1 metres.  (2) Cork South, Hole 98CP-4 - 209.30 g/t silver over 21.1 metres from 3.9 to 25.0 metres and (3) Silver Bear, Trench T97-11, 194.5 g/t silver, 1.37% lead and 2.10% zinc from 0 to 40 metres (representing a true width of 10 metres).

Preliminary metallurgical testing was completed on a representative composite of 3 of 6 samples taken from the Silver Bear Zone by excavator from an 80-metre long section of the 25 metre x 6 kilometer long mineralized shear zone.  The head grade of the composite material was 780 g/t silver, 13.2% lead and 6.8% zinc.

After testing, the composite material was shown to readily produce both a high-grade lead concentrate with a recovery of 87 percent and a good grade of zinc concentrate with a recovery in excess of 50 percent.  Silver recovery associated with the lead concentrates was between 60 and 70 percent while an additional 10 percent recovery reported to the zinc concentrate.

Subject to financing, Cream plans to collect a 10,000 tonne bulk sample from each of Silver Bear and Cork South and have them processed at a nearby mill.  It is expected that the value of the metals recovered from the program will pay the cost.


SCHEDULE C:  MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Cream Minerals Ltd. is a mineral exploration company with no producing properties and consequently has no current operating income or cash flow.

Cream is pleased to present the financial statements for the six months ended September 30, 2002, together with an update of activities to date.  The following discussion and analysis should be read in conjunction with the audited financial statements of the Company for the years ended March 31, 2002 and 2001, and related notes thereto.  Cream's financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

Until June 30, 2001, the Company received management, office, administrative, and geological services from Lang Mining Corporation ("LMC"), a private company owned by the president of the Company, and reimbursed LMC on a cost plus 15% basis.  The Company also paid to LMC a monthly management fee of $2,500.  The contract with LMC expired on June 30, 2001, but the Company continued with the contract until July 31, 2001.  Effective August 1, 2001, the Company has had its management, administrative, geological and other services provided by LMC Management Services Ltd., a private company held with a group of other public companies, to provide services at cost to the various public companies currently sharing office premises.

Financing Activities and Capital Expenditures

The Company currently has a working capital deficiency of $333,276, and an accumulated deficit of $12,571,918.

All of the Company's short to medium-term operating and exploration cash flow must be derived from external financing.  The Company is in the process of attempting to raise additional financing to complete its proposed exploration programs for fiscal 2003.  In the event that changes in market conditions prevent the Company from receiving additional external financing if required, the Company will be forced to review its property holdings and prioritize project exploration to fit within cash availability.

The Company has completed all current cash commitments for mineral property interests, other than the payments due on the Raven property.  The Company does not currently anticipate any deficiencies in long-term liquidity but if any such deficiencies arise, the Company would expect to raise additional funds through private placements of its shares, or some other form of equity financing.

Operating Results

Six months ended September 30, 2002 Compared to Six Months ended September 30, 2001

For the six months ended September 30, 2002, ("fiscal 2003") the Company had a loss of $93,675, or $0.01 per share, compared to a loss of $92,711, or $0.01 per share for the six months ended September 30, 2001 ("fiscal 2002").  Total operating expenses, net of interest income were $93,998 in fiscal 2003 compared to $93,193 in fiscal 2002.

The Company's expenditures for fiscal 2003 continue to reflect an overall decrease in activity over the prior year as the Company has been under pressure to conserve cash flow.

Legal, accounting and audit fees were comparable in the two years, $13,652 in fiscal 2003 and $15,442 in fiscal 2002.

Office and administrative expenses decreased from $25,828 in fiscal 2002 to $5,029 in fiscal 2003, reflecting the reduced activity in the Company.  Shareholder communications and travel and conferences increased from $10,614 and $845, respectively, in fiscal 2002 to $20,100 and $3,704, respectively, in fiscal 2003.  Salaries and benefits slightly from $30,403 in fiscal 2002 to $46,784 in fiscal 2003.  There are currently no investor relations' consultants under contract to the Company.

Financing Activities and Capital Expenditures

All of Cream's short to medium-term operating and exploration cash flow must be derived from external financing.  Cream is in the process of attempting to raise additional financing to complete its proposed exploration programs for fiscal 2003.  During the period 492,025 warrants were exercised at $0.12 and 10,000 stock options were exercised at $0.10 to provide $60,043 to the treasury.  A private placement of 1,166,666 units at $0.15 for total proceeds of $175,000 was completed.  Each unit is comprised of one common share and one share purchase warrant, exercisable at $0.20 in the first year and in the second year at $0.25 for one additional common share.  Additional financing will be required for further exploration on Cream's mineral property interests.  In the event that changes in market conditions prevent Cream from receiving additional external financing if required, it will be forced to review its property holdings and prioritize project exploration to fit within cash availability.

Cream has paid all cash commitments for its mineral property interests, other than the option payments due on the Raven property.  Cream does not currently anticipate any deficiencies in long-term liquidity but if any such deficiencies arise, it expects to raise additional funds through private placements of its shares, or some other form of equity financing.

During the period the Company expended $195,722 on mineral property exploration.  A further $17,500 was expended on the Terra Gaia transaction for a total of $25,000.  The agreement with Terra was terminated subsequent to the end of the first quarter, but the Company currently retains 100,000 common shares of Terra Gaia.  Terra Gaia is a privately held company.

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General

In the six months ended September 30, 2002, 1,151,000 stock options at $0.15 per share expiring at periods from April 26, 2007, to May 17, 2007, were granted to employees, director and consultants.  These shares were issued pursuant to a stock option plan approved by shareholders at the Annual General Meeting held in September 2000 and approved by the TSX Venture Exchange.

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November 29, 2002

British Columbia Securities Commission PO Box 10142 Pacific Centre, 701 West Georgia Street Vancouver, BC V7Y 1L2	Alberta Securities Commission 4th Floor, 300 - 5th Avenue S.W. Calgary, AB, Canada T2P 3C4

Dear Sirs:

Re:

Quarterly Report for the Period Ended September 30, 2002

The following material was distributed by Cream Minerals Ltd. ("the Company") to shareholders appearing on the Company's supplemental mailing list:

1.

BC Form 51-901F for the period ended September 30, 2002; and

2.

Consolidated Financial Statements for the period ended September 30, 2002.

Sincerely,

CREAM MINERALS LTD.

"Rodrigo A. Romo"

Rodrigo A. Romo

Legal Assistant
for Cream Minerals Ltd.

cc:

United States Securities and Exchange Commission - 20F  #000-29870

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CREAM MINERALS LTD.

Suite 1400 - 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

November 29, 2002

OTC bulletin board

Symbol:  CRMXF

U.S. 20-F Registration

TSX Venture Exchange

Symbol:  CMA

Cream Announces Second Quarter Results

Cream Minerals Ltd. (CMA) announces that during the six months ended September 30, 2002 ("fiscal 2003"), Cream recorded a loss of $93,675 ($0.01 per share) compared to a loss of $92,711 ($0.01 per share) in fiscal 2002.  Cream recorded a loss in the second quarter of fiscal 2003 of $61,683 ($0.00 per share) compared to a loss of $55,895 ($0.00 per share) in the comparative quarter in fiscal 2002.  Corporate general and administrative costs for the three and six months ended September 30, 2002, were $61,723 and $93,995, respectively, compared to $56,154 and $93,193 in fiscal 2002.  The costs are comparable in each period, reflecting the low activity level in the past two years.

A private placement of 1,166,666 units at a price of $0.15 per unit was completed in the quarter for total proceeds of $175,000.  Also during the quarter, 216,759 warrants were exercised at $0.12 to provide $26,011 to the treasury.

During the second quarter Cream completed a five-hole diamond drilling program totalling 726 meters to test the depth dimensions of three mineral zones on the Nuevo Milenio property in Mexico.  The program consisted of five, minus 45degree holes.  Cream requires additional financing before any further exploration can be undertaken on any of its mineral property interests.

William J Witte, P. Eng

Executive Vice President

For further information please contact:

Investor Relations at the Lang Mining Group

Tel:  (604) 687-4622  Fax: (604) 687-4212

Toll Free:  1-888-267-1400  Email:  Investor@langmining.com

No regulatory authority has approved or disapproved the information contained in this news release

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cream Minerals Ltd.

(Registrant)

By:/s/ Frank A. Lang

(Signature)

Frank A. Lang, President

Date: December 5, 2002